October 3, 2024

Kim Balle
Chief Financial Officer
TORM plc
Office 105, 20 St Dunstan   s Hill
London, United Kingdom, EC3R 8HL

       Re: TORM plc
           Form 20-F for the fiscal year ended December 31, 2023
           Filed March 7, 2024
           File No. 001-38294
Dear Kim Balle:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation